Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-12130 on Form F-3, Registration Statement No. 333-283289 on Form F-3D, Registration Statements Nos. 333-279247 and 333-279247-01 on Form F-10, Registration Statements Nos. 333-284730 and 333-284730-01 on Form F-10, and Registration Statements Nos. 333-12780 and 333-12802 on Form S-8, and to the use of our reports dated March 6, 2025, relating to the financial statements of BCE Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2024.

/s/ Deloitte LLP
Chartered Professional Accountants
Montréal, Canada
March 7, 2025